WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

MANAGEMENT DISCUSSION AND ANALYSIS

Six Month Period Ended May 31, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

This discussion covers the consolidated operations of Wealth Minerals Ltd. (“Wealth” or the “Company”) for the six month period ended May 31, 2006 and subsequent activity up to July 28, 2006. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated.  The following Management Discussion and Analysis should be read in conjunction with the accompanying annual consolidated financial statements for the year ended November 30, 2005.

Additional information related to the Company is available for view on SEDAR at www.sedar.com or on the Company’s website at www.wealthminerals.com, or by requesting further information from the Company’s head office in Vancouver.

DESCRIPTION OF BUSINESS

Wealth Minerals Ltd. is a mineral resource exploration company with a focus on the acquisition, exploration and development of precious metals based mineral properties in the Americas. The Company maintains its head office in Vancouver, Canada, and holds option agreements to acquire mineral property interests in British Columbia and Argentina (see subsequent events re Peru acquisition).

The Company was incorporated as an Alberta, Canada corporation but was continued into British Columbia, Canada on January 9, 2006 and is a reporting issuer in British Columbia. The Company’s common shares trade as a Tier 2 issuer on the TSX Venture Exchange (“TSX”) under the trading symbol “WML”, on the US OTC board under the trading symbol “WMLLF”, and on the Frankfurt Stock Exchange under the trading symbol “EJZ”. On January 14, 2004, the Company consolidated its share capital on a four old shares for one new share basis and changed its name from Triband Enterprise Corp.

RESULTS FROM OPERATIONS

The following is a summary of significant events and transactions that occurred during the period:

1.

The Company raised $2,325,700 through the exercise of share purchase warrants and stock options;

2.

The Company incurred exploration costs of approximately $2.1 million on its currently active mineral property interests

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Six Months Ended May 31, 2006	Six Months Ended May 31, 2005	Year Ended November 30, 2005

Total revenues	$ -	$ -	$ -
Net loss before other items	2,924,400	757,154	3,116,339
Net loss	2,909,014	732,775	3,176,055
Basic and diluted loss per share	(0.19)	(0.07)	(0.27)
Total assets	2,045,790	2,580,869	2,252,235
Total long-term liabilities	$ -	$ -	$ -
Weighted average common shares outstanding	15,027,208	10,585,840	11,648,823
Cash dividends		-	-

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

MANAGEMENT DISCUSSION AND ANALYSIS

Six Month Period Ended May 31, 2006

Results of Operations

During the period ended May 31, 2006, the Company incurred a loss of $2,909,014 compared to $732,775 in the comparable period of the prior year. The loss in 2006 increased by $2,176,239 and was primarily comprised of the following expense increases: Stock-based compensation of $266,860 (2005- $237,510) depends upon the nature and timing of stock option grants. Exploration costs of $2,119,919 (2005 - $29,048) have increased significantly and are related to the Company’s newly acquired properties in 2005 (see details below). Salaries in 2005 are comprised exclusively of costs relating to the Company’s former President who resigned in early 2005. Prior to 2004, the Company was relatively inactive with regard to its mineral property holdings, and did not record stock-based compensation on the granting of stock options. All other administrative expense categories also increased as compared to 2005. Listing and transfer agent fees increased due to a higher level of exploration and related regulatory activity. Professional fees and travel both have increased commensurate with the Company’s overall increase in exploration and business activity. Property investigation expense was not incurred in 2006 as the Company was fully focussed on its newly acquired property interests.

Consulting fees of $119,021 (2005 - $113,883) include $84,346 (2005 -49,500) paid to related parties (see “Transactions with Related Parties” below). Travel expenses were incurred primarily by directors and consultants in respect of property due diligence, financing, and for general corporate purposes.

The Company incurred exploration costs of $2,119,919 in the period ended May 31, 2006 on its newly acquired properties, compared to $29,048 in 2005 on the properties as follows:

	Six Months May 31	Six Months May 31	Year ended November 30,
	2006	2005	2005
Mackenzie Project, BC, Canada
Acquisition	-	-	$ 178,000
Exploration	$ 105,441	$ 21,817	542,254
Argentina Uranium Project
Acquisition	-	-	263,760
Exploration	2,014,478	-	805,030

Amata Project, Peru
Acquisition	-	-	-
Exploration	-	6,654	8,562
Nevada, USA, Properties
Acquisition	-	-	-
Exploration	-	577	578
Total	$ 2,119,919	$ 29,048	$ 1,798,184

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents’ warrants issued in connection with private placements, as determined by the Black-Scholes pricing model. In 2004, options were granted but no agents’ warrants were issued. As a result of the options granted during the quarter, $114,871 (2005 - $237,510) was recorded as a charge to operations and a credit to contributed surplus.  As a result of the exercise of stock options during the year, $10,150 (2005 - $3,360) was debited to contributed surplus and credited to capital stock as the value of the options exercised.

Summary of Quarterly Results

	Three month periods ended
	May 31, 2006	February 28, 2006	November 30, 2005	August 31, 2005

Total assets	$ 2,045,790	$ 1,702,313	$ 2,252,235	$ 3,074,056
Mineral property interests and deferred exploration costs	-	-	-	-
Working capital	1,681,106	1,433,988	1,996,122	2,898,919
Shareholders’ equity	1,694,486	1,448,303	2,010,940	2,911,503
Revenues	-	-	-	-
Net loss	(2,909,014)	(1,391,301)	(1,322,543)	(1,120,737)
Loss per share	$ (0.19)	$ (0.10)	$ (0.11)	$ (0.09)

	Three month periods ended
	May 31, 2005	February 28, 2005	November 30, 2004	August 31, 2004

Total assets	$ 2,580,869	$ 2,882,239	$ 3,035,983	$ 3,038,843
Mineral property interests and deferred exploration costs	-	-	-	-
Working capital	2,531,800	2,818,109	2,931,294	2,965,443
Shareholders’ equity	2,545,243	2,836,093	2,944,758	3,001,912
Revenues	-	-	-	-
Net loss	(584,360)	(148,415)	(752,033)	(426,086)
Loss per share	$ (0.06)	$ (0.01)	$ (0.05)	$ (0.05)

Quarterly results will vary depending upon the timing of property acquisitions, exploration expenditures, financings and stock option grants. Operating losses per quarter have increased over the prior year due to significantly increased exploration activity on the Company’s properties acquired during the 2005 fiscal year.

PROPERTIES

a)

Mackenzie Project, British Columbia, Canada

In May 2005, the Company announced the acquisition of the Mackenzie Project, a newly discovered zone of gold geochemical anomalies, comprised of 118 mineral claims located in east-central British Columbia approximately 150 kilometers north of Prince George. Terms of the acquisition are:

Payment of $80,000 (paid) and issuance of 100,000 common shares (issued) within 10 days of TSX Venture Exchange approval of the acquisition (received June 10, 2005);

1.

Payment of $25,000 and issuance of 200,000 common shares after one year (paid June 6, 2006);

2.

Payment of $25,000 and issuance of 250,000 common shares after two years;

3.

Payment of $25,000 and issuance of 250,000 common shares after three years;

4.

Vendors retain a 2% Net Smelter Return (“NSR”) on any production;

5.

The Company will pay an advance NSR royalty of $25,000 per year, beginning with the fourth year after signing the letter of intent; and

6.

The Company may purchase 50% of the NSR, being 1%, for payment of $1,000,000 at any time.

b)

 Argentinean Uranium Project

On July 12, 2005 the Company announced the acquisition of an option to acquire a 100% interest in a private Argentinean corporation which owns 20 separate parcels of land, of which 16 are known to have one or more uranium occurrences. Subject to regulatory approval (received October 21, 2005), the Company can acquire 100% of Madero Minerals S.A. and its assets for the payment of US$100,000 (paid) and the issuance of 600,000 common shares, 100,000 shares 10 days after regulatory approval (issued), 200,000 shares on the first anniversary thereof, and 300,000 shares on the second anniversary thereof.

c)

BET Claims, Nevada, USA

The Company’s wholly owned subsidiary holds title to twenty-three unpatented mining claims, referred to as the BET 1-23 Claims, located in Whisky Canyon, Lander County, Nevada. To earn and maintain 100% interest in the BET 1-23 claims, the Company is required to pay annual fees of US$8.50 per claim plus total maintenance fees of US$2,875 per year. The Company does not intend to continue maintaining these claims.

d)

Amata Project, Peru

On May 20, 2005 the Company withdrew from its agreement with Minera Koripampa del Peru S.A. (“Koripampa”), a private Peruvian company. In 2004, the Company had entered into the agreement with Koripampa, acquiring a 100% interest in the 70% interest in the Amata Project in Southern Peru held by Koripampa, for initial consideration of 200,000 common shares (issued at a fair value of $1.22 per share), US$100,000 on closing (paid), and 200,000 common shares one year after closing (not issued).

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Qualified Person and QA/QC

The Company’s current qualified person is Mr. James Dawson, P. Eng. Up to March 30, 2005, Ms. Rosie Moore, was chief geologist of the Company.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all future drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

EXPLORATION ACTIVITIES

Argentina

Northwestern Argentina Project

The company initiated an extensive program of exploration in northwestern Argentina in October, 2005. This work continued until mid June, 2006 when operations were suspended for the winter months. This work concentrated on the evaluation of 17 properties which had been acquired by the company, examination of several property submittals by third parties as well as limited regional prospecting.

This work resulted in writing off 15 of the original package of 17 prospects, advancement of two (Alemania and Amblayo properties) to the next stage of exploration and the discovery and acquisition of the Diamante Los Patos project.

Alemania Property

The 23,650 hectare Alemania property is located 100 km. south of the city of Salta, capital of the province of Salta, in northwestern Argentina. The property is road accessible and exploration can be carried out year round. There is no documented history of previous work, however the presence of scattered test pits indicates previous prospecting activity.

On the Alemania property, uranium-copper-silver mineralization occurs in a series of conformable, siltstone-mudstone-limestone beds within a fault controlled continental basin measuring 4.5 km. (N-S) by about 1.8 km. (E-W). Numerous areas of anomalous radioactivity were noted within an approximate 100 meter section of the Late Cretaceous Yacoraite Formation. Secondary copper minerals are frequently seen in the areas of anomalous radioactivity.

From the sampling completed to date, maximum assay values obtained for uranium, copper and silver are respectively: 1,540 ppm (0.15%), 35,400 ppm (3.5%), and 46.5 ppm (1.45 oz./t). Of the 62 samples collected initially from the property, 31 contained in excess of 500 ppm (0.05% or 1 lb/t. uranium), 29 contained in excess of 1% copper and 29 contained in excess of 20 ppm (g/t) silver.

While the uranium-copper-silver mineralization appears to be confined to a number of thin beds within the approximately 100 meter thick favorable succession, it is stratigraphically controlled and has been traced intermittently for several thousand meters as it outcrops around the limits of the basin. Additional mapping, sampling and trenching will be required to fully assess the potential of the mineralization. The company is presently interpreting the results of a recently completed soil sampling program and integrating it with earlier bedrock sampling and limited trench sampling. When this data is compiled and interpreted, a decision will be made on the next stage of exploration, which is expected to include trenching and drilling.

Amblayo Property

The Amblayo property consists of a package of exploration concessions aggregating 70,182 hectares, located approximately 105 km. south-southwest of the city of Salta, province of Salta, northwestern Argentina. The property is road accessible and while some areas of steep topography make mapping and sampling difficult, in general, the property can be worked year round.

Sediment hosted uranium-vanadium mineralization was discovered in the Tonco-Amblayo valleys in 1960 and significant exploration was completed over a 30 year period by the Comission Nacional de Energia Atomica (CNEA), the Argentine Atomic Energy Authority. Approximately 10 occurrences of uranium (vanadium) mineralization were discovered in a package of folded, Cretaceous, continental sedimentary rocks and varying amounts of exploration work including trenching, drilling and underground development was completed on a number of these occurrences. The most extensive work was carried out on the Don Otto Mine which saw intermittant production between 1963 and 1981. Reported production during this period was 479,000 tonnes grading 0.084% uranium. The Don Otto property consists of a small block of approximately 600 hectares completely enclosed by Wealth's exploration concessions.

On the Amblayo property, mapping and sampling completed by Wealth's exploration personnel has determined that uranium (vanadium) mineralization is confined to several thin siltstone, argillite and calcarious sandstone units near the top of the Yacoraite Formation.  In general these horizons are less than one meter thick but locally may aggregate more than 10 meters. Mineralization can be traced intermittently for more than 25 km. along strike within two tightly folded synclines which expose portions of the Yacoraite host rocks.

Generally, uranium (vanadium) values are low (of 450 samples collected, uranium values averaged 405 ppm (0.04% or 0.8 lb/ton), vanadiun averaged 431 ppm and copper averaged 724 ppm). Nevertheless, given the great lateral continuity of the mineralized beds and the potential for thickening of the productive horizons along fold hinges and within certain facies, additional work has been recommended in 6 specific zones on the property. This work will consist of detailed mapping, sampling and trenching to establish targets for drill testing.

Diamante Los Patos Property (see subsequent events)

The Diamante Los Patos Property consists of 9 exploration concessions or cateos covering an area of approximately 58,400 hectares. It straddles the border between the provinces of Catamarca and Salta and is located approximately 175 km southwest of the city of Salta. This area is known as the Puna region, a high desert-like plateau, and the property is found at an elevation of 4,200 meters. It is road accessible but no infrastructure exists in the immediate vicinity of the concessions. While topography is not difficult, exploration is best completed during October to May when climatic conditions are moderate.

The Diamante Los Patos property was discovered as a result of regional prospecting by Wealth exploration personnel, with the input of two prospectors, who are to receive shares of Wealth as a result of its application for cateos over areas identified by the prospectors. To date, the prospectors are entitled to receive an aggregate of 100,000 common shares. There is no history or evidence or prior exploration activity.

On the property, uranium mineralization is found cementing poorly consolidated, immature sediments (sand and gravel) over significant surface areas. A total of 83 samples were collected from shallow pits in two main areas which measured 2.5 X1.5 and 3.0 X 1.0 km respectively and are separated by about 20 km. Values ranged from less than 10 ppm to 33,412 ppm (3.34%) uranium (U). Of the 83 samples submitted for assay, 57 returned values greater than 100 ppm; 35 returned values greater than 400 ppm; 14 returned values greater than 1000 ppm (0.1% or two lbs/ton) uranium and 8 returned values greater than 10,000 ppm (1.0% or 20 lbs/ton) uranium.

The mineralization appears to fit the model for a surficial type of uranium deposit. Such deposits occur as thin, blanket-like layers over a considerable surface area; eg. the Yeerirrie Deposit in Australia whose original reserve reportedly contained 52,500 m.t. of U3O8.

The Diamante Los Patos property contains uranium occurrences which, Wealth believes, have the potential to develop significant tonnages of material amenable to low cost, bulk tonnage, mining and processing techniques. An aggressive program of mapping, sampling and trenching is slated to begin in mid September, 2006.

San Jorge Basin Project.

During its research on the potential for uranium mineralization in Argentina, Wealth recognized the San Jorge Basin in Chubut as being very prospective as well as being under explored. Accordingly, the company carried out a three month program of reconnaissance mapping, prospecting and sampling during the period February - April, 2006.

The San Jorge Basin is defined by a sequence of continental and tuffaceous, clastic sediments of Cretaceous age (the Chubut Group) which unconformably overlies a basement of Jurassic and older rocks. The basin measures roughly 400 km. (N-S) by about 270 km. (E-W), a surface area of about 170,000 sq. km.

A number of uranium occurrences were discovered by CNEA (the Argentine National Atomic Energy Authority) as a result of regional exploration completed by this organization during the 1960's through the late 1990's. A number of these occurrences were investigated in detail by geological and geophysical surveys, drilling and bulk sampling. One occurrence in particular, the Cerro Solo deposit, has a quoted resource and pre-feasibility study and is reported to contain in the order of 10 million pounds of uranium with additional recoverable values in molybdenum (CNEA published report).

As a result of its regional reconnaissance program Wealth has recognized certain predictable structural and stratigraphic controls on uranium mineralization and located numerous, previously undocumented, uranium occurrences in this basin. These showings occur within horizons previously known to host uranium mineralization as well as newly defined stratigraphic levels. Mineralization is manifested by zones of anomalous radioactivity frequently containing visible uranium or uranium-vanadium minerals. Selected grab samples have returned values in uranium and vanadium assaying in the range of less than 100 ppm to more than 10,000 ppm (1.0%). Of a total of 219 samples submitted for analysis, 59 reported values greater than 100 ppm U; 47 reported values greater than 200 ppm U and 33 reported values greater than 500 ppm (0.05% or 1 lb/ton) U to a maximum value of +10,000 ppm U (limits of detection). The same  219 samples returned vanadium values as follows: 77 greater than 100 ppm; 33 greater than 200 ppm and 15 greater than 500 ppm to a maximum of +10,000 ppm (samples assaying greater than 10,000 ppm have to be re-analyzed to give a precise value).

To protect these newly discovered occurrences, the company has applied for a number of exploration concessions (cateos) in various parts of the San Jorge Basin.

Subsequent to such applications having been made,, an airborne geophysical (radiometric and magnetic) survey was completed over selected areas of the exploration concessions that are under application. The results of this work will greatly assist in prioritizing areas for more detailed ground exploration which is scheduled to begin in September, 2006.

Peru

Subsequent to the period end, the Company finalized its acquisition of a 100% interest in four prospective uranium properties in Peru. The Company plans a work program, anticipated to commence in the third quarter of 2006 consisting of evaluating the new acquisitions geologically and radiometrically, with a view to defining targets for advanced ground based radiometric survey and follow-up.

British Columbia

Mackenzie Project

The company has an option to acquire the 71,500 hectare Mackenzie Project for certain cash and stock payments to the VRBBD Syndicate. The property is located in east-central British Columbia, approximately 150 km. north of the city of Prince George. The bulk of the project area is mountainous and tree covered with limited road access. Most exploration is helicopter supported, although good access and infrastructure exists within 50 km of most parts of the property. Because of climatic conditions, surface exploration can only be completed during the period of mid-June to mid-October.

The property was acquired in mid-2005 when its potential to host sediment hosted vein (SHV) gold deposits was recognized. Many SHV type deposits are bulk tonnage, mesothermal vein and stockwork systems which have the potential to be very large; eg. Muruntau, Uzbekistan (80 million oz.) and Sukhoi Log, Russia (20 million oz.) as well as Balarat-Bendigo in Australia and McRae's Flat in New Zealand.

Prior to 2003, there was no record of gold exploration in the Mackenzie area although small placer gold occurrences  were sporadically worked. Reconnaissance geochemical sampling in 2003 established the presence of anomalous gold values in a number of creeks and subsequent work in 2004 confirmed and expanded the areas of anomalous gold in drainages within the area. In 2005, a large land position was acquired and subsequently optioned by Wealth Minerals. In summer 2005, Wealth completed an extensive program of sampling which included: (1) heavy mineral stream sediment concentrates (HMC), (2) BLEG (bulk leach extractable gold) samples, (3) sieved, stream sediment samples and (4) conventional, base-of-slope soil samples. Unfortunately, an early snowfall prevented the completion of detailed grid soil sampling in areas of coincident, anomalous gold values in siltys and HMC's.

The results of the sampling 2005 program have established the regional nature of the anomalous gold values. A total of nine source areas have been outlined, the most significant one covering an area of approximately 200 sq. km. Within this area, the bulk of the HMC's are highly anomalous, i.e. greater than 5 - 15 micrograms of gold with a maximum value of 586.4 micrograms of gold. Similarly, numerous sieved silt samples are anomalous within this large source area. A significant number of gold grains have been picked from heavy mineral concentrate samples by CF Mineral Research Ltd. of Kelowna, B.C. Optical and SEM images of selected grains indicate relatively nearby bedrock sources. Dr. Paul Klipfel, an internationally known SHV authority has examined the property and reviewed the results of this first phase work. His conclusion is that all the necessary characteristics are present on the property for the formation of a bulk tonnage SHV deposit.

Commencing in mid-June, 2006, the company initiated an extensive program of soil sampling designed to define and prioritize areas for more detailed work (which would consist of trenching and drilling). The sampling program continues, but insufficient results have been received to date to permit a full analysis.

James M. Dawson, P. Eng., a qualified person under N.I. 43-101, is responsible for supervising the Company’s Argentine uranium activities and the Mackenzie Gold Project work program, and has supervised the preparation of the scientific and technical information that forms the basis for the disclosure with respect to these activities / properties in this management discussion and analysis. Mr. Dawson is not independent of Wealth by virtue of being a shareholder and the holder of incentive stock options.

INVESTOR RELATIONS

Investor relation activities are managed primarily by Jerry Pogue, a current director and acting President (see subsequent events). During the period, $39,000 was paid to Institutional Market Communications Inc. (“IMC”) pursuant to an agreement dated May 1, 2005, approved by the TSXV on June 15, 2005. The monthly compensation is $6,500 for a one year term, plus 75,000 stock options (granted) and an additional 75,000 stock options (granted). No other fees or payments were made to any party in respect of investor relations, with the exception of transactions with Related Parties (below).

LIQUIDITY

At May 31, 2006, the Company had working capital of $1,681,106 (November 30, 2005 -$1,996,122) and a cumulative deficit of $12,634,399 (November 30, 2005 - $9,725,385). The Company is well positioned to cover all operating costs, acquire new properties, and conduct exploration on its current property interests. In addition, the Company would receive an additional $325,400 if all warrants were exercised and $1,214,250 if all options are exercised.

CAPITAL RESOURCES

To date, the Company’s ongoing operations have been predominantly financed by private placements and the exercise of share purchase warrants. During the current period, $Nil (2005 - $Nil) raised from private placements, $2,308,200 (2005 - $60,375) from the exercise of warrants and $17,500 (2005 - $5,000) from the exercise of stock options.

Additional financings may be required to conduct further acquisition, exploration or development work on any of the projects and to place any project (if feasible) into production.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. (see subsequent events)

SHARES ISSUED FOR PROPERTY

During the period, no shares were issued for property acquisitions.  Subsequent to the period a payment of $25,000 was paid and 200,000 common shares were issued in connection with the MacKenzie project, and US$167,000 was paid plus 600,000 shares issued pursuant to certain newly acquired property interests in Peru.

OFF BALANCE SHEET TRANSACTIONS

The Company has not entered into any long term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Properties above.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties occurred in the normal course of operations and are measured at the agreed amount, which is the amount of consideration established and agreed to by the related parties. (Refer to note 11 of the accompanying consolidated financial statements.)

These consolidated financial statements include transactions during the current year with related parties as follows:

a)

The Company paid consulting fees of $66,346 (2005 - $37,500) to three directors (2006 - Jerry Pogue, Henk Van Alphen and Gary Freemen), $18,000 (2005 – $12,000) to officers (2006 – Michael Kinley), and paid wages of $Nil (2005 - $144,000) to a director;

b)

The Company paid rent and administration fees of $35,070 (2005 - $32,994) to Cardero Resource Corp. (“Cardero”), a public company related by a common director;

c)

Amounts due to related parties of $30,900 (November 30, 2005 - $40,084) is comprised of $10,146 (2005 - $5,000) to directors and officers for consulting, $Nil (2005 - $4,931) to Cardero for rent and administration expenses, and $20,754 (2005 - $30,153) to directors for expense reimbursements;

MANAGEMENT CHANGES

There were no management changes during the period ended May 31, 2006. (see subsequent events)

RISKS

The Company is engaged in the exploration for and development of mineral deposits. Exploration and development are capital intensive activities with no guaranteed returns. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a mineral deposit.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The Company does not currently own or have any interest in any producing mineral property.  Annual losses are expected to continue until the Company has an interest in a mineral property that produces revenues. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. The accompanying consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying audited consolidated financial statements.

The forward-looking information in the management’s discussion and analysis is based on the conclusions of management.  The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations.  With respect to the Company’s operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the Company and other factors.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, refundable acquisition fee, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

SUBSEQUENT EVENTS

a)

Private placements

i.

On July 12, 2006, the Company closed a brokered private placement consisting of 1,230,000 non flow-through units at a price of $1.75 and 300,000 flow-through units at a price of $1.95 for gross proceeds of $2,737,500. Each unit consists of one common share and one-half of a transferable warrant exercisable to acquire one additional common share at a price of $2.25 until January 12, 2008. Agent’s commission consists of $116,375 in cash, 43,000 units and an option to purchase up to 153,000 common shares at a price of $2.00 until January12, 2008.

ii.

On July 13, 2006, the Company closed a non-brokered private placement consisting of 170,000 units at a price of $1.75 per unit for gross proceeds of $297,500. Each unit consists of one common share and one-half of a transferable warrant to acquire one additional common share at a price of $2.25 until January 13, 2008. A cash finder’s fee of $29,700 was paid in connection with this placement.

b)

Property acquisitions

i.

On June 13, 2006, the Company announced, subject to regulatory approval, the acquisition of the Diamante-Los Patos property in north-western Argentina for the issuance of 100,000 shares.

ii.

On June 14, 2006, the Company announced, subject to regulatory approval, the acquisition of a 100% interest in four properties in Peru, three of which were acquired in exchange for 200,000 shares each (600,000 shares in total and issued June 29th, 2006) and one for cash consideration of US$167,000.

c)

Stock options

Subsequent to May 31, 2006, 62,500 stock options were exercised for a total of $61,250.

d)

Warrants

Subsequent to May 31, 2006, 180,000 warrants were exercised for a total of $144,000.

e)

Management

On July 12, 2006, Mr. Henk Van Alphen was appointed President and Chief Executive Officer